August 1, 1996

        Agreement to modify Note dated June 6, 1995 wherein Ukiah Redevelopment Agency is named as Trustor and Langley et al is named as Beneficiary in the original amount of $492,872; and the payoff and reconveyance of Note and Deed of Trust dated November 15, 1995 wherein Ukiah Redevelopment Agency is named as Trustor and Langley et al is named as Beneficiary in the original amount of $76,230. Said note(s) and deed(s) trust have been taken "subject to" by Mendocino Brewing Company in subsequent sale(s).

         Mendocino Brewing Company shall place into escrow the sum of $300,000 cash. Said $76,230 Note and Deed of Trust + accumulated interest shall be paid off in full. The balance remaining of said $300,000 shall be paid over to reduce the remaining principal of the $492,872 Note and Deed of Trust. The monthly payment shall be reduced accordingly.

         Cordes et al agrees to subordinate this modified note to a construction loan from the Savings Bank of Mendocino County in the approximate amount of $2,700,000 and Small Business Administration insured loan (Creditor to be named later) in the approximate amount of $1,000,000.

                Mendocino Brewing Company by /s/ Norman Franks
                Langley et al by  /s/  Cordes P. Langley  /s/  Philip G. Langley

        The Ukiah Redevelopment Agency (RDA), while not a party to this modification agreement, is aware of the terms of same and agrees that said modification agreement does not change, modify or effect the June 6, 1995 Supplemental Escrow Instructions, more particularly as those instructions require purchase of remainder acreage; provided that Langley acknowledges and agrees by signing in the space provided above that its sole recourse in the event that the RDA defaults on the installment note for $492,872, dated June 6, 1995 and modified Aug 1, 1996, is to foreclose under the original deed of trust and shall have no right to recover on the note from the RDA by legal action, set-off, counterclaim, or otherwise even if senior lien holders foreclose and take or sell the entire security to satisfy their claims, in whole or in part.

                Ukiah Redevelopment Agency by  /s/  Candace Horsley